Sierra Metals, Inc.

161 Bay Street, Suite 4260

Toronto, Ontario M5J 2S1

Canada

December 16, 2022

VIA EDGAR

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Re:	Sierra Metals, Inc. – Request for Withdrawal of Registration Statement on Form F-10 (File No. 333-218076)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), Sierra Metals, Inc. (the “Company”), hereby requests that the US Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form F-10 (File No. 333-218076), as originally filed with the Commission on May 18, 2017 (the “Registration Statement”). The Registration Statement was declared effective on July 7, 2017. The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein.

The Company is seeking withdrawal of the Registration Statement because the proposed offering of securities contemplated by the Registration Statement has not occurred and will not be proceeding. The Company believes that such withdrawal is consistent with the public interest and the protection of investors.

If you have any questions regarding the foregoing, please contact our US counsel, Walter Van Dorn of Dentons US LLP, at (212) 768-6985 or walter.vandorn@dentons.com.

Sincerely,

SIERRA METALS, INC.

/s/ Ed Guimaraes
By:	Ed Guimaraes
Title:	Chief Financial Officer